UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Applied Minerals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03823M100

(CUSIP Number)

Mr. Jeffrey Blumberg
Drinker Biddle & Reath LLP
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606
(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03823M100	13D/A	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,767,567
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,767,567
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,767,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,306,538
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,306,538
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,306,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Opportunity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,161,594
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,161,594
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,161,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 03823M100	13D/A	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,235,699
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 21,235,699
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 03823M100	13D/A	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David A. Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,235,699
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 21,235,699
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,235,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03823M100	13D/A	Page 7 of 17

This Amendment No. 14 to Schedule 13D (“Schedule 13D” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Applied Minerals, Inc. (f/k/a Atlas Mining Company) filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008, as amended by Amendment No. 10 filed on January 12, 2009, as amended by Amendment No. 11, filed on May 20, 2009, as amended by Amendment No. 12, filed on January 29, 2010, and as amended by Amendment No. 13, filed on April 14, 2011.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company. On September 28, 2007, IBS Capital LLC (“IBS Capital”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of The IBS Opportunity Fund (BVI), Ltd. On December 29, 2010, the IBS Opportunity Fund (BVI), Ltd. was continued into the Commonwealth of the Bahamas as The IBS Opportunity Fund, Ltd., an international business company organized under the laws of the Commonwealth of the Bahamas (the “Opportunity Fund”). On December 29, 2010, IBS Capital became the investment manager of the Opportunity Fund.

Item 1.	Security and Issuer.

IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund, and the investment manager of the Opportunity Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS Capital. This Schedule 13D is filed jointly by QP Turnaround Fund, the LP Turnaround Fund, the Opportunity Fund, IBS Capital, and Mr. Taft (collectively referred to herein as the “Filers,” each a “Filer”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value (“Common Stock” or “Shares”) of Applied Minerals, Inc., a Delaware corporation (“Company”). The address of the Company’s principal executive office is 110 Greene Street, Suite 1101, New York, New York 10012.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding

CUSIP NO. 03823M100	13D/A	Page 8 of 17

(excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Opportunity Fund is an international business company organized under the laws of the Commonwealth of the Bahamas. Its principal business is investing in securities. The address of its principal office is c/o Lennox Paton Corporate Services Limited, Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau, Bahamas. The names, principal occupations, addresses and citizenship of its directors are set forth in Schedule A hereto. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS Capital is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS Capital. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

June 15, 2011 Issuance of the June 2011-October 2010 $1.00 Interest Notes. As previously reported in Amendment No. 13 to this Schedule 13D filed with the Commission on April 14, 2011 (“Amendment No. 13”), on October 21, 2010, pursuant to a series of note issuances, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “October 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. The principal amount of the October 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $650,000 and the principal amount of the October 2010 $1.00 Primary Note issued to LP Turnaround Fund was $350,000.

As previously reported in Amendment No. 13, on December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-October 2010 $1.00 Interest Notes”) in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the December-October 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $9,931 and the principal

CUSIP NO. 03823M100	13D/A	Page 9 of 17

amount of the December-October 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $5,347.

On June 15, 2011, the issuer issued to each of the QP Fund and the LP Fund a 10% PIK-Election Convertible Note (the “June 2011-October 2010 $1.00 Interest Notes”) in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the QP Fund was $32,997 and the principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the LP Fund was $17,767.

The October 2010 $1.00 Primary Notes, December-October 2010 $1.00 Interest Notes, and June 2011-October 2010 Interest Notes shall be referred to herein as the “Notes,” each a “Note.” The terms and conditions of the Notes are further described in Item 6 of this Statement.

The source of funds for the October 2010 $1.00 Primary Notes was the working capital of the QP Turnaround Fund and the LP Turnaround Fund.

June 27, 2011 Private Placement. On June 27, 2011, in a private placement: (i) the QP Turnaround Fund purchased 706,000 Shares at the price of $1.60 per Share; (ii) the LP Turnaround Fund purchased 205,000 Shares at the price of $1.60 per Share; and (iii) the Opportunity Fund purchased 339,000 Shares at the price of $1.60 per Share. The source of funds was the working capital of the purchasers.

Item 4.	Purpose of Transaction.

June 15, 2011 Re-Election of Mr. Taft as Director. On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company. On October 27, 2009, the shareholders of the Company elected Mr. Taft as a director of the Company. On June 10, 2010, the shareholders of the Company re-elected Mr. Taft as a director of the Company. On June 15, 2011, the shareholders of the Company re-elected Mr. Taft as a director of the Company.

June 15, 2011 Issuance of June 2011-October 2010 $1.00 Interest Notes. Pursuant to the terms of the October 2010 $1.00 Promissory Notes, the Company may make periodic interest payments by issuing additional 10% PIK-Election Convertible Notes. On June 15, 2011, the Company issued the June 2011-October 2010 $1.00 Interest Notes to each of the QP Fund and the LP Fund. As of June 15, 2011, upon the occurrence of certain events specified in the June 2011-October 2010 $1.00 Interest Notes, the amount outstanding under the June 2011-October 2010 $1.00 Interest Notes are potentially convertible into an aggregate 50,764 Shares, which included: (i) 32,997 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the QP Fund is convertible and (ii) 17,767 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the LP Fund is convertible.

The terms and conditions of the June 2011-October 2010 $1.00 Interest Notes are further described in Item 6 of this Statement.

June 27, 2011 Private Placement. On June 27, 2011, in a private placement: (i) the QP Turnaround Fund purchased 706,000 Shares at the price of $1.60 per Share; (ii) the LP Turnaround Fund purchased 205,000 Shares at the price of $1.60 per Share; and (iii) the Opportunity Fund purchase 339,000 Shares at the price of $1.60 per Share.

Investment Purposes. The Filers have acquired or sold the Shares in the ordinary course of business for investment purposes. Shares have been acquired based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

CUSIP NO. 03823M100	13D/A	Page 10 of 17

The Filers intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the Company’s response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock on the open market, in private transactions or otherwise, communicating with the Company or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Company. Except as set forth herein, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of June 27, 2011, the QP Turnaround Fund directly beneficially owns, in the aggregate, 11,767,567 Shares, which represents 15.6% of the Company’s Common Stock. The LP Turnaround Fund directly beneficially owns, in the aggregate, 5,306,538 Shares, which represents 7.0% of the Company’s Common Stock. The Opportunity Fund beneficially owns, in the aggregate, 4,161,594 Shares, which represents 5.5% of the Company’s Common Stock. Each of IBS Capital and Mr. Taft indirectly beneficially own, in the aggregate, 21,235,699 Shares, which represents 28.1% of the Company’s Common Stock. The Shares indirectly beneficially owned by each of IBS Capital and Mr. Taft are directly beneficially owned directly by the QP Turnaround Fund (11,767,567 Shares), the LP Turnaround Fund (5,306,538 Shares), and the Opportunity Fund (4,161,594 Shares).

The percentages used in this Statement are calculated on the basis of 75,663,818 Shares outstanding, which includes: (i) 74,413,818 Shares outstanding as of May 19, 2011 as reported in the Company’s Registration Statement on Form S-1 filed with the Commission on May 26, 2011; and (ii) the aggregate 1,250,000 Shares issued by the Company to the QP Fund, LP Fund and Opportunity Fund in connection with the private placement on June 27, 2011.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, 5 and 6 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

(c)

May 17, 2011 Conversions of 10% Convertible PIK-Election Convertible Notes. As previously reported in Amendment No. 13, on May 17, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “May 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. As of May 17, 2011, the outstanding amount payable under the May 2010 $1.00 Primary Note that was issued to the QP Fund was $271,620 and the outstanding amount of the May 2010 $1.00 Primary Note that was issued to LP Fund was $250,726.

As previously reported in Amendment No. 13, on June 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “June 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. As of May 17, 2011, the outstanding amount payable under the June 2010 $1.00 Interest Notes issued to the QP Turnaround Fund was $2,094 and the principal amount of the June $1.00 Interest Note issued to the LP Turnaround Fund was $1,933.

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As previously reported in Amendment No. 13, on December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-May 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. As of May 17, 2011, the outstanding amount payable under the December-May 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $13,105 and the principal amount of the December-May 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $12,097.

On May 17, 2011, the issuer issued an aggregate 551,575 Shares to the QP Fund and the LP Fund upon the mandatory conversions at the Conversion Price (as defined in Item 6 of this Statement) of the entire outstanding amounts payable under the May 2010 $1.00 Primary Notes, June 2010 $1.00 Interest Notes, and December-May 2010 $1.00 Interest Notes (collectively, the “Converted May-Related Notes”) as follows: (i) 286,819 shares were issued to the QP Fund upon the conversion of the outstanding amounts payable under the Converted May-Related Notes that were issued to the QP Fund; and (ii) 264,756 Shares were issued to the LP Fund upon the conversion of the outstanding amounts payable under the Converted May-Related Notes that were issued to the LP Fund. The number of Shares issued upon the conversion of the outstanding amount payable under each Converted May-Related Note are further described below.

On May 17, 2011, the issuer issued an aggregate 522,346 Shares upon the conversion at the Conversion Price of the entire outstanding amounts payable under the May 2010 $1.00 Primary Notes as follows: (i) 271,620 Shares to the QP Fund upon the conversion of the outstanding amount of $271,620 due under the May 2010 $1.00 Primary Note that was issued to the QP Fund; and (ii) 250,726 Shares to the LP Fund upon the conversion of the outstanding amount of $250,726 due under the May 2010 $1.00 Primary Note that was issued to the LP Fund.

On May 17, 2011, the issuer issued an aggregate 4,027 Shares upon the conversion at the Conversion Price of the entire outstanding amounts payable under the June 2010 $1.00 Interest Notes as follows: (i) 2,094 Shares to the QP Fund upon the conversion of the outstanding amount of $2,094 due under the June 2010 $1.00 Interest Note that was issued to the QP Fund; and (ii) 1,933 Shares to the LP Fund upon the conversion of the outstanding amount of $1,933 due under the June 2010 $1.00 Interest Note that was issued to the LP Fund.

On May 17, 2011, the issuer issued an aggregate 25,202 Shares upon conversion at the Conversion Price of the entire outstanding amounts payable under the December-May 2010 $1.00 Interest Notes as follows: (i) 13,105 Shares to the QP Fund upon the conversion of the outstanding amount of $13,105 due under the December-May 2010 $1.00 Interest Note that was issued to the QP Fund; and (ii) 12,097 Shares to the LP Fund upon the conversion of the outstanding amount of $12,097 due under the December-May 2010 $1.00 Interest Note that was issued to the LP Fund.

After the completion of the May 17, 2011 conversions of the outstanding amounts payable under the Converted May-Related Notes, Mr. Taft indirectly beneficially owned 19,985,699 Shares, which consisted of 19,985,699 Shares indirectly beneficially owned by IBS Capital, which consisted of: (i) 11,061,567 Shares directly beneficially owned by the QP Fund; (ii) 5,101,538 Shares directly beneficially owned by the LP Fund; and (iii) 3,822,594 Shares directly beneficially owned by the Opportunity Fund. The Company’s issuances in connection with the May 17, 2011 conversions of the Converted May-Related Notes did not materially affect the Filers’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act).

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June 15, 2011 Issuances of the June 2011-October 2010 $1.00 Interest Notes. On June 15, 2011, the Company issued to each of the QP Fund and the LP Fund the June 2011-October 2010 $1.00 Interest Notes in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the QP Fund was $32,997 and the principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the LP Fund was $17,767. Upon the occurrence of certain events specified in the June 2011-October 2010 $1.00 Interest Notes, the outstanding amounts under the June 2011-October 2010 $1.00 Interest Notes are potentially convertible into an aggregate 50,764 Shares of Common Stock, which include: (i) 32,997 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the QP Fund is convertible and (ii) 17,767 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the LP Fund is convertible. The terms and conditions of the June 2011-October 2010 $1.00 Interest Notes are further described in Item 6 of this Statement. The Company’s foregoing issuances did not materially affect the Filers’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act).

June 27, 2011 Private Placement. On June 27, 2011, IBS Capital and Mr. Taft became the indirect beneficial owners of 1,250,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 706,000 Shares at the price of $1.60 per Share, the LP Turnaround Fund purchased 205,000 Shares at the price of $1.60 per Share, and the Opportunity Fund purchased 339,000 Shares at the price of $1.60 per Share. After the completion of the private placement on June 27, 2011, Mr. Taft indirectly beneficially owned 21,235,699 Shares, which consisted of 21,235,699 Shares indirectly beneficially owned by IBS Capital, which consisted of: (i) 11,767,567 Shares directly beneficially owned by the QP Fund; (ii) 5,306,538 Shares directly beneficially owned by the LP Fund; and (iii) 4,161,594 Shares directly beneficially owned by the Opportunity Fund.

(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Directorship of Mr. Taft. On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company. On October 27, 2009, the shareholders of the Company elected Mr. Taft as a director of the Company. On June 10, 2010, the shareholders of the Company re-elected Mr. Taft as a director of the Company. On June 15, 2011, the shareholders of the Company re-elected Mr. Taft as a director of the Company.

10% Convertible PIK-Election Convertible Notes. On October 21, 2010, pursuant to a series of note issuances, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the October 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $650,000 and the principal amount of the October 2010 $1.00 Primary Note issued to LP Turnaround Fund was $350,000. Upon the occurrence of certain events specified in the October 2010 $1.00 Primary Notes, the outstanding amounts under the October 2010 $1.00 Primary Notes are potentially convertible into an aggregate 1,000,000 Shares of Common Stock, which include: (i) 650,000 Shares into which the amount payable under the October 2010 $1.00 Primary Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 350,000 Shares into which the amount payable under the October 2010 $1.00 Primary Note issued by the Company to the LP Turnaround Fund are convertible.

On December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund the December-October 2010 $1.00 Interest Notes in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount

CUSIP NO. 03823M100	13D/A	Page 13 of 17

of the December-October 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $9,931 and the principal amount of the December-October 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $5,347. Upon the occurrence of certain events specified in the December-October 2010 $1.00 Interest Notes, the outstanding amounts under the December-October 2010 $1.00 Interest Notes are potentially convertible into an aggregate 15,278 Shares of Common Stock, which include: (i) 9,931 Shares into which the amount payable under the December-October 2010 $1.00 Interest Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 5,347 Shares into which the amount payable under the December-October 2010 $1.00 Interest Note issued by the Company to the LP Turnaround Fund are convertible.

On June 15, 2011, the Company issued to each of the QP Fund and the LP Fund the June 2011-October 2010 $1.00 Interest Notes in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the QP Fund was $32,997 and the principal amount of the June 2011-October 2010 $1.00 Interest Note issued to the LP Fund was $17,767. Upon the occurrence of certain events specified in the June 2011-October 2010 $1.00 Interest Notes, the outstanding amounts under the June 2011-October 2010 $1.00 Interest Notes are potentially convertible into an aggregate 50,764 Shares of Common Stock, which include: (i) 32,997 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the QP Fund is convertible and (ii) 17,767 Shares into which the amount payable under the June 2011-October 2010 $1.00 Interest Note by the issuer to the LP Fund is convertible.

As of June 27, 2011, upon the occurrence of certain events specified in the Notes, the amounts under all of the outstanding Notes are potentially convertible into an aggregate 1,066,042 shares of Common Stock, which includes: (i) 692,928 Shares into which amounts outstanding under the Notes issued to the QP Turnaround Fund are convertible and (ii) 373,114 Shares into which amounts outstanding under the Notes issued to the LP Turnaround Fund are convertible.

Each Note has a maturity date of December 15, 2018.

At the noteholder’s option, amounts outstanding under a Note may be converted into Common Stock at any time after the Company has authorized sufficient shares to convert such amounts outstanding into Common Stock at the conversion price of $1.00 per Share (the “Conversion Price”). The amount outstanding under a Note shall be mandatorily converted into Common Stock of the Company at the applicable Conversion Price upon: (i) the Company’s authorization of a sufficient number of shares to convert amounts outstanding under all of the notes in the series into Common Stock; (ii) the average closing bid or market price of Common Stock for the preceding five days being in excess of the applicable Conversion Price; and (iii) either (a) the Company has filed a registration statement for the resale of the number of shares of Common Stock into which the amount payable under a Note is convertible or (b) the shares are resalable under Rule 144 of the Act.

The foregoing description of the Notes is qualified in its entirety by reference to the form of the form of the October 2010 $1.00 Primary Note that is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Commission on October 28, 2010, which is incorporated herein by reference.

Registration Rights Agreement. Each of the QP Turnaround Fund and the LP Turnaround Fund are also parties to Registration Rights Agreements, pursuant to which Shares converted pursuant to the Notes may be registered with the Commission. This description is qualified in its entirety by reference to the form of Registration Rights Agreement that is filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on October 28, 2010, which is incorporated herein by reference.

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Other Matters. Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1) Joint Filing Agreement, dated as of July 5, 2011, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), The IBS Opportunity Fund, Ltd., IBS Capital LLC, and David A. Taft.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2011

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS OPPORTUNITY FUND, LTD.

By:	IBS CAPITAL LLC
Investment Manager

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP NO. 03823M100	13D/A	Page 16 of 17

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 5th day of July, 2011.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS OPPORTUNITY FUND, LTD.

By:	IBS CAPITAL LLC
Investment Manager

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

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SCHEDULE A

Name	Principal Occupation	Principal Business Address	Citizenship
David A. Taft	Member and President of IBC Capital LLC	One International Place, Suite 2401, Boston, Massachusetts 02110	United States of America

David Blair	Managing Director of the Custom House Group of Companies	25 Eden Quay Dublin 1 Ireland	United Kingdom

Izabella Koeijers	Lawyer	Montagne di Rey 466D Williamstad Curacao	The Netherlands